November 10, 2009

via facsimile, overnight mail and EDGAR

Mr. John Hartz
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, DC 20549

Re:	Quixote Corp.
Form 10-K for Fiscal Year Ended June 30, 2009
Schedule 14A filed on October 13, 2009
File No. 1-08123

Dear Mr. Hartz:

We are submitting this letter in response to the comments received from the Staff of the Securities and Exchange Commission by letter to Quixote Corporation (the “Company” or “Quixote” or “we” or “our”) dated October 27, 2009. The numbered comments in your letter have been incorporated in their entirety in the corresponding paragraph numbers below.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009

Item 1 – Business, page 3

Comment
1.

We note from your disclosure on page nine that your major customers include departments of transportation, state agencies, local governments and municipalities. With a view toward future disclosure, please tell us whether any material portion of this business may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of these customers.

Response
We will revise our disclosure so that our annual report on Form 10-K for the period ending June 30, 2010 will include additional disclosure under Major Customers in Item 1 as follows:

No material portion of our business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of our customers.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

Comment
2.	In future filings, please disclose the financial information about geographic areas required by Item 101(d) of Regulation S-K.

Response
We will revise our disclosure so that our annual report on Form 10-K for the period ending June 30, 2010 will disclose the following, with additional or revised disclosure in bold letters:

Foreign and Domestic Operations and Revenues

Our business is conducted principally in the United States, with sales outside of the United States as follows: $__________, $25,938,000 and $24,642,000 in 2010, 2009 and 2008 respectively. In each of the past three fiscal years, no single customer or single country outside of the United States has accounted for 10 percent or more of our net sales. Our assets outside of the United States are not material, at 1% or less of our total assets in each of the past three fiscal years.

Item 1A.- Risk Factors Page 10

3
Comment
3.

In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Response

We have included revised risk factors in Part II, Item 1A of our quarterly report on Form 10-Q for the period ending September 30, 2009. We have removed qualifying and limiting statements from our risk factors and have focused on those risk factors we believe are material to our business.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

Our business could be adversely affected by reduced levels of cash, whether from operations or pursuant to the terms of our debt, as well as our ability to refinance our existing debt, page 10.

Comment
4.

In future filings, assuming the risks remain applicable, please expand your risk factor disclosure to address in detail the potential adverse consequences of the expiration of your credit facility and the exercise by noteholders of their put rights.

Response

Our revised risk factors in Part II, Item 1A of our quarterly report on Form 10-Q for the period ending September 30, 2009 included expanded disclosure relating to this risk as follows with additions and revisions in bold:

Reduced levels of cash generated from operations as well as our ability to refinance our existing debt could adversely impact our current business and our ability to grow.

Historically, our principal sources of cash have been cash flows from operations and borrowings from banks and other sources. Given continued weak global economic conditions, operations may continue to generate less cash than we need. Our current bank credit agreement expires on January 31, 2010. There is no assurance that we will be able to negotiate a new bank credit agreement with satisfactory terms and conditions on a timely basis.

In addition, the holders of our $40,000,000 of 7% Senior Subordinated Convertible Notes may, as of February 2010, require us to repurchase those Notes at 100% of the principal plus unpaid interest, and we expect that they will do so. Our existing cash balance and the cash we generate from operations will not be sufficient to pay the principal amount of these Notes. As further discussed in Note 2 to the Consolidated Financial Statements, we believe that the credit markets are improving and we are working with an advisor to explore financing alternatives. There is no assurance that we will be able to refinance this debt on a timely basis on satisfactory terms.

Refinancing the Notes through the issuance of new debt or equity may significantly dilute our shareholders. If we are unable to refinance the debt and the holders of the Notes demand payment in February 2010, it would have a material adverse effect on the Company’s business, liquidity and financial position. We may elect to seek protection from our creditors by filing a voluntary petition in bankruptcy or may be subject to an involuntary petition in bankruptcy.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

We will include the following disclosure in future filings beginning with our quarterly report on Form 10-Q for the period ending December 31, 2009 with additions in bold:

Our existing cash balance and the cash flow we generate from operations will not be sufficient to pay the principal amount of these Notes under conventional bank financing.

Item 3 – Legal Proceedings, page 17

Comment
5.	With a view toward future disclosure, please tell us the dollar amount of the damages sought in the Mata litigation.

Response
We updated our disclosure so that our quarterly report on Form 10-Q for the period ending September 30, 2009 disclosed the following, with additions in bold:

Part II
Item 1. Legal Proceedings.

In January, 2008 we were served in a lawsuit entitled Olga Mata, Individually as Representative of the Estate of Elpido Mata et al. vs. Energy Absorption Systems, Inc., Quixote Transportation Safety, Inc., William Brothers Construction, Keller Crash Cushions d/b/a Contractors Barricade Service, J.I.T. Distributing Inc. and Gustavo Reyes d/b/a Cerrito Trucking, State of Texas, District Court of Brazoria County, No. 44361. This case involves a tractor-trailer collision with a crash cushion. The plaintiffs allege various theories of liability against all defendants, including negligence, misrepresentations and breach of warranty. The case was tendered to our insurance carrier and we are subject to a $100,000 deductible. Pursuant to Texas law, we had accepted the defense and indemnity of our distributor who was also named in the complaint. On September 15, 2009 and prior to trial, the Court granted our Motions for Summary Judgment against the plaintiffs and we and our distributor are now dismissed on all causes of action. Plaintiffs subsequently filed a Motion for Reconsideration and for New Trial which is pending. Plaintiffs had not pled specific damages in its complaint, but had demanded $3,600,000 in damages from the defendants prior to trial.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

Item 7- Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Financial Condition, page 26

Comment
6.

Your disclosures indicate that you fund your operations from cash flow from operations and borrowings from banks and other sources. Please further enhance your disclosures in future filings to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. We note that your ability to continue as a going concern is contingent upon your ability to obtain debt financing. You expect the holders of your $40,000,000 of 7% Senior Subordinated Convertible Notes to require you to purchase the Notes in February 2010, and your existing cash balances and the cash you expect to generate from operations in fiscal 2010 will not be sufficient to pay the principal amount of those Notes. Considering these factors, please expand your liquidity discussion to address in more detail the following:

	•	The cost control measures you have implemented;
	•	Potential asset sales;
	•	The impact that reduced capital expenditures may have on your liquidity and continuing operational effectiveness;
	•	The impact of potential remedies that lenders may avail themselves of if you are unable to obtain financing;
Please show us in your supplemental response what the revisions will look like.

Response

We revised the relevant portion of our disclosure in Financial Condition - Liquidity and Capital Resources under Item 2 of our quarterly report on Form 10-Q for the period ending September 30, 2009 as follows, with additions in bold:

The holders of our $40,000,000 of 7% Senior Subordinated Convertible Notes may require us to repurchase the Notes in February 2010, which we expect they will do. Beginning in the third quarter of fiscal 2009, we implemented a series of cost control measures to improve our financial performance by eliminating approximately $4 million from our annualized cost structure. These costs include approximately $2,000,000 in salaries and related benefits through the reduction of 42 domestic employees in our Protect and Direct segment; $900,000 in salaries and related benefits through the reduction of 11 domestic employees in our Inform segment; $400,000 in costs including salaries and related benefits through the reduction of 15 employees in connection with closing our Protect and Direct facility in China; and $700,000 by renegotiating service agreements and reducing discretionary spending. We have also suspended our semi-annual dividend to conserve cash which will save approximately an additional $4 million in cash annually. We are restricting capital expenditures to those items critical to the effectiveness of our operations and plan to reduce capital expenditures from $3.4 million in fiscal 2009 to $2 million in fiscal 2010. We are currently generating positive operating cash flow in fiscal 2010 and we expect to continue to do so throughout the fiscal year, but our existing cash balances and the cash we expect to generate from operations in fiscal 2010 will not be sufficient to pay the principal amount of those Notes in fiscal 2010. We believe that the credit markets are improving and we are working with advisors to explore financing alternatives, including issuing other debt or equity and the sale of certain product lines which may include the sale of a segment of our business. We, along with our advisors, believe we have the alternatives available to us to achieve a satisfactory result for the Company.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

There is no assurance that we will be able to refinance this debt on a timely basis and on satisfactory terms, if at all. Refinancing the Notes through the issuance of new debt or equity may significantly dilute our shareholders. If we are unable to refinance the debt and the holders of the Notes demand payment in February 2010, it would have a material adverse effect on the Company’s business, liquidity and financial position. We may elect to seek protection from our creditors by filing a voluntary petition in bankruptcy or may be subject to an involuntary petition in bankruptcy.

We do not believe the reduction in our expected capital expenditures in fiscal 2010 from fiscal 2009 will have a material impact on the effectiveness of our operations. We will include the following disclosure in future filings beginning with our quarterly report on Form 10-Q for the period ending December 31, 2009 with additions in bold:

We are reducing the amount of discretionary expenditures and are restricting capital expenditures to those more critical to the effectiveness of our operations and plan to reduce capital expenditures from $3.4 million in fiscal 2009 to $2 million in fiscal 2010 which we do not believe will have a material impact on the effectiveness of our operations.

Comment

7.

We note your credit agreement contains covenants that require you to meet certain financial criteria including leverage ratios and a fixed charge ratio. It appears you were in compliance with the covenants at June 30, 2009 but were not in compliance in prior periods and as a result you received waivers and entered into amended credit agreements. We further note that there are no financial covenants for the quarter ended September 30, 2009 and your credit agreement expires in November 2009. If in the future you are required to comply with financial covenants and it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

Response
We amended our Credit Agreement on October 23, 2009 as reported in our Form 8-K dated and filed with the SEC on October 29, 2009. We have included disclosure regarding the amended Credit Agreement in the Financial Condition section under Item 2 of our quarterly report on Form 10-Q for the period ending September 30, 2009. We believe we will be in compliance with our debt covenants through the remainder of the term of our amended Credit Agreement. However, if in the future it becomes reasonably likely that we will not be in compliance with any of our material debt covenants, we will include additional disclosure.

Significant Accounting Policies, page 31
Long-lived Assets, page 32

Comment

8.

You recorded a $9.2 million impairment charge in the third quarter of fiscal 2009. Additionally, you performed your annual testing for goodwill impairment and no additional goodwill impairment was identified as of June 30, 2009. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity, please provide the following disclosures separately for each of these reporting units in future filings:

	•	Identify the reporting unit;
	•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
	•	The amount of goodwill;
	•	A description of the assumptions that drive the estimated fair value;
•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

	•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity. Please refer to item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

Response
We have revised our disclosure under Significant Accounting Policies and Critical Estimates under Item 2 of our quarterly report on Form 10-Q for the period ending September 30, 2009 as follows with additional or revised disclosure in bold letters:

We performed the first step of the goodwill impairment test for our two reporting units, which represent our two financial reporting segments, in the third quarter of fiscal 2009 and determined that the carrying value of our Inform segment exceeded its fair value, indicating that goodwill of that segment was impaired. Having determined that the Inform segment goodwill was impaired, we then performed the second step of the goodwill impairment test which involved calculating the implied fair value of goodwill by allocating the fair value of the segment to all of its assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill. Based upon that test, we determined that the entire amount of the Inform segment goodwill was impaired and we recorded a goodwill impairment charge in the Inform segment of $9,246,000, or $6,877,000 net of income tax benefits, in the third quarter of fiscal 2009. Our annual impairment review did not indicate that our assets were impaired as of June 30, 2009. In performing the first step of the goodwill impairment test for the Protect and Direct segment, we determined that the fair value of that segment was substantially in excess of its carrying value as of March 31, 2009 and June 30, 2009. We also evaluated intangible assets and other long-lived assets for impairment and determined that their fair value was substantially in excess of their carrying value as of March 31, 2009 and June 30, 2009. There was no impairment charge recorded in the Protect and Direct segment during fiscal 2009 due to the relatively low level of long-lived assets within the segment as compared to the Inform segment with a higher relative level of long-lived assets.

We will revise the footnotes to the consolidated financial statements in our annual report on Form 10-K for the period ending June 30, 2010 accordingly. In addition, if we determine in the future that any of our reporting units have estimated fair values that are not substantially in excess of the carrying values, we will include the additional disclosures suggested in your comment.

Item 8 - Financial Statements and Supplementary Data, page 37
Consolidated Statements for Cash Flows, page 41

Comment

9.

In future filings, please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the changes in cash and cash equivalents during the period. See paragraph 25 of SFAS 95.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

Response

Our Protect and Direct entity in China is our only entity which is denominated in a foreign currency and we hold limited cash outside of the United States. Our assets outside of the United States are not material, at 1% or less of our total assets in each of the past three fiscal years. The effect of exchange rate changes on cash is not material at less than $5,000 for the year ended June 30, 2009. In addition, we closed our facility in China during our first quarter ended September 30, 2009. We are in the process of liquidating our China entity which we expect to be completed by no later than the end of our quarter ended March 31, 2010. However, if in the future our cash balances held in foreign currencies become material and the effect of exchange rate changes on those cash balances increases, we will include additional disclosure.

Note 2 – Accounting Policies, page 42
General

Comment

10.

Given that your products are sold worldwide, please disclose in future filings how you account for foreign currency transactions and provide the disclosures required by paragraphs 30-32 of SFAS 52, as applicable. Please show us in your supplemental response what the revisions would look like.

Response
We will revise our disclosure so that Note 2 – Accounting Policies in our annual report on Form 10-K for the period ending June 30, 2010 will include the following additional disclosure:

Foreign Operations

The U.S. dollar is the functional currency for substantially all of our operations. Accounts of foreign operations with functional currencies other than the U.S. dollar are translated into U.S. dollars using the year-end exchange rate for assets and liabilities and average monthly rates for revenue and expense accounts. Adjustments resulting from translation are included in accumulated other comprehensive income, a separate component of shareholders’ equity and were not material to any period presented. Gains and losses resulting from other transactions originally in foreign currencies are included in net income. Net foreign exchange gains and losses resulting from foreign currency transactions included in net income were not material for the years ended June 30, 2010, 2009 and 2008.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

Comment

11.

Please disclose in future filings the types of expenses that you include in the cost of sales line items and the types of expenses that you include in the selling and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing cost, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
•

In MD&A that your gross margins may not be comparable to those of other entities, since some entities include all the cost related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling and administrative expenses.

Please show us in your supplemental response what the revisions will look like.

Response
We will revise our disclosure so that our Note 2 – Accounting Policies in our annual report on Form 10-K for the period ending June 30, 2010 will disclose the following with additional disclosure in bold letters:

Cost of Sales

In addition to product-related costs such as material, direct labor and manufacturing overhead, we record inbound and outbound freight, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other distribution costs in cost of sales. Shipping and handling fees charged to customers are included in net sales.

Selling and Administrative Expenses

Selling and administrative expenses include such items as employee compensation, travel, office rent expense, office supplies, insurance, amortization, depreciation of non-manufacturing related assets, promotional expenses and bad debt expense.

As our costs related to our distribution network are included in gross margin, we believe our gross margins are comparable to other entities and therefore additional disclosure in MD&A is not necessary.

Comment

12.

Please disclose in future filings the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of sales, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of sales title and removing the gross profit subtotal throughout the filing.

Response
We will revise our disclosure so that our Note 2 – Accounting Policies in our annual report on Form 10-K for the period ending June 30, 2010 will include the following additional disclosure:

Depreciation and Amortization

Depreciation and amortization of manufacturing and distribution related assets are charged to cost of sales. Depreciation and amortization of assets used by employees in research and development departments are charged to research and development expense. Depreciation and amortization of all remaining assets are charged to selling and administrative expense.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

Earnings Per Share, page 46

Comment

13.

Please disclose in future filings how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. Your disclosure should enable a reader to understand how you treat both vested and unvested restricted shares for basic EPS and for diluted EPS. If applicable, please separately disclose how you treat unvested shares that vest based solely on continued employment, as well as those that vest subject to conditions. See paragraphs 10 and 13 of SFAS 128. Please show us in your supplemental response what the revisions will look like.

Response
We will revise our disclosure so that our Note 2 – Accounting Policies in our annual report on Form 10-K for the period ending June 30, 2010 will disclose the following with additional or revised disclosure in bold letters:

Earnings Per Share

Basic earnings per share (EPS) are computed by dividing net earnings available to holders of common stock by the weighted average number of shares of common stock outstanding. All shares of restricted stock granted, whether vested or unvested, are recorded as issued and outstanding shares and are included in basic and diluted weighted average shares outstanding. Diluted EPS are computed assuming the exercise of all stock options that are profitable to the recipients and are dilutive to results of operations. Under this assumption, the weighted average number of shares is increased accordingly.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

Note 17 – Industry Segment Information, page 64

Comment

14.

Please disclose in future filings the types of amounts included in the unallocated corporate assets and unallocated corporate expenses line items for each period presented, and disclose why these amounts were not allocated to your reportable segments. See paragraph 31 and 32 of SFAS 131. Please show us in your supplemental response what the revisions will look like.

Response
We added the following disclosure to Note 8 on Industry Segments in our quarterly report on Form 10-Q for the period ending September 30, 2009:

Unallocated corporate expenses consist of employee compensation, travel, office rent expense, office supplies, insurance expenses, legal costs, external reporting expenses, directors’ expense, share-based compensation expense and other general corporate overhead expenses related to the corporate office. Unallocated corporate assets consist primarily of cash and cash equivalents, amortizable assets and income tax assets. Corporate expenses and corporate assets are not allocated to the segments because our chief operating decision maker does not include this information in the measurement of the performance of the operating segments.

Comment

15.

We note that sales outside the United States were $25.9 million, $24.6 million and $20.4 million for the three year period ended June 30, 2009. Please separately disclose in future filings the amount of revenues from external customers attributed to individual foreign countries, to the extent they are material, for each period presented. Refer to paragraph 38(a) of SFAS 131.

Response
We added the following disclosure to Note 8 on Industry Segments in our quarterly report on Form 10-Q for the period ending September 30, 2009:

No single customer or single country outside of the United States accounted for more than 10% of net sales in either of the three-month periods ended September 30. Our assets outside of the United States are not material, at approximately 1% of our total assets as of September 30, 2009.

Note 18 – Fair Value Measurements, page 66

Comment

16.

It is unclear how you have met the disclosure requirements set forth in paragraphs 32-35 of SFAS 157 regarding assets and liabilities that are measured at fair value. Specifically, disclose in future filings the level within fair value hierarchy in which your fair value measurements fall. Please advise or revise in future filings. Please show us in your supplemental response what the revisions will look like.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

Response
We revised our disclosure so that our quarterly report on Form 10-Q for the period ending September 30, 2009 disclosed the following in Note 11 with additional and revised disclosure in bold:

Our financial instruments, which consist principally of cash and cash equivalents, accounts receivable, accounts payable, short-term debt and convertible debt, are carried at cost. The carrying values of our cash, accounts receivable and accounts payable approximate fair value due to their short maturities. The carrying value of our short-term debt from our revolving credit facility of $5,000,000 as of September 30, 2009 approximates fair value due to the variable-rate nature of the respective borrowings and is valued using Level 1 techniques. The fair value of the convertible notes is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities. With very limited trading of the company’s convertible notes and their short term maturity, the fair value of the company’s convertible notes is estimated at par value of $40,000,000 as of September 30, 2009. We determined the estimated fair value amounts using Level 3 valuation techniques by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values. In addition, the ultimate settlement value of the notes may differ materially from management’s estimate as of September 30, 2009.

Note 20 – Severance Costs, page 67

Comment

17.

Please revise your disclosure in future filings to comply with the requirements of paragraph 20 of SFAS 146, including rollforward of accrued severance costs, if applicable. Please show us in your supplemental response what the revisions will look like.

Response
We revised our disclosure so that our quarterly report on Form 10-Q for the period ending September 30, 2009 included the following in Note 12:

As further discussed in Note 2, we implemented a series of cost savings initiatives primarily in the second half of fiscal 2009 and into fiscal 2010. One of the initiatives included the reduction of our workforce across our business. The total workforce reduction during fiscal 2009 and through the first quarter of fiscal 2010 was approximately 68 employees. We recorded $296,000 in severance costs in the first quarter of fiscal 2010 related to workforce reductions of 16 employees within the Protect and Direct segment.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

Severance cost activity was as follows:

Employee Severance Costs

Accrual balance July 1, 2008	$—
Costs incurred	1,342,000
Cash payments	(1,275,000)

Accrual balance June 30, 2009	67,000

Costs incurred	296,000
Cash payments	(346,000)

Accrual balance September 30, 2009	$17,000

Remaining expected severance costs	$—

Total expected severance costs	$1,638,000

Employee severance costs include severance pay and any related retention bonuses.

Item 15 – Exhibits and Financial Statement Schedules, page 73

Comment

18.

We note that you do not appear to have publically filed all of the schedules and exhibits to your credit agreement listed in Exhibit 10(a). Please file the complete form of your credit agreement, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Response
We have filed our Amended and Restated Credit Agreement as of April 20, 2005, along with all schedules and exhibits, as Exhibit 10.1 to our quarterly report on Form 10-Q for the period ending September 30, 2009. We have filed all amended and restated schedules to our Credit Agreement as of October 23, 2009 as Exhibit 10.2 to our quarterly report on Form 10-Q for the period ending September 30, 2009.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

Signatures

Comment

19.

We note that your annual report on Form 10-K has not been signed by anyone in the capacity of principal accounting officer. Your annual report on Form 10-K must be signed by one or more of your executive officers on behalf of the registrant and by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please refer to General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. If you do not have an officer who holds the titles of controller or principal accounting officer, the person who has responsibility for these functions (e.g., your chief financial officer) should sign the annual report and be designated on the signature pages as your principal accounting officer. In future filings, please ensure that your filings are properly executed.

Response
Our quarterly report on Form 10-Q for the period ending September 30, 2009 was signed and all future filings will be signed by our Principal Accounting Officer - the Chief Financial Officer, Daniel P. Gorey.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED ON OCTOBER 13, 2009

Compensation of Directors, page 10

Comment

20.	In future filings, please disclose whether your non-employee directors are meeting your stock ownership guidelines.

Response
In future filings, we will disclose whether our non-employee directors are meeting our stock ownership guidelines. Please be advised that all non-employee directors currently meet our stock ownership guidelines.

Bonus, page 14

Comment

21.

With a view towards future disclosure, please tell us what impact the pre-established financial goals for your business segments have on the discretionary bonus determinations for your named executive officers. In this regard, the second sentence in the first paragraph of your bonus discussion is ambiguous. Please clarify for us whether you use and communicate performance targets to your named executive officers that are based on these business segment targets. Please also tell us what consideration you have given to reporting the amounts paid for 2009 performance as non-equity incentive plan compensation.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

Response
In making its discretionary bonus determinations, the Compensation Committee does not use or communicate to our named executive officers pre-established performance targets that are based on the financial goals for our business segments. Assuming no change in the determination process, we will clarify our disclosure in future filings.

In determining whether we should report amounts paid for 2009 performance as bonuses or non-equity incentive compensation, we considered the guidance provided by the Staff in its Compliance and Disclosure Interpretations. Because the amounts paid for 2009 performance were discretionary cash bonuses that were not based on any performance criteria, we concluded that the amounts were properly reported in the Bonus column (column d) rather than in the Non-equity Incentive Plan Compensation column (column g) of the Summary Compensation Table.

Stock Options and Restricted Stock, Page 15

Comment

22.	With a view towards future disclosure, please tell us how the committee determined the amounts of the option awards received by your named executive officers.

Response
In determining the amounts of the option awards received by our named executive officers, the Compensation Committee reviewed and accepted the recommendations of our Chief Executive Officer. The Chief Executive Officer’s recommendations were discretionary based on individual performance and an historical review of past grants.

Responsibility

In connection with this signed response to your letter dated October 27, 2009, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

If you have any questions or comments, please contact me at (312)705-8400.

Sincerely,

/s/ Daniel P. Gorey

Daniel P. Gorey
Vice President, Chief Financial Officer and Treasurer